FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: February 7, 2005

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

February 7, 2005

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources Inc. increases its 31,000 hectare Diamond Exploration Property

February 3, 2005.  Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) has entered into an Option to Purchase Agreement to acquire the Iva Fern Group of claims, which consist of two crown granted mineral claims and three reverted crown granted claims. The claims are situated within the Company’s 31,000 ha. “McAllister Claim Group” in southeastern BC and compliments the existing holdings.

The Option to Purchase Agreement, which is subject to regulatory approval, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the Agreement, ending February 1, 2010.

The McAllister Group of claims is located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

Additional staking was completed on January 13, 2005, which gave Anglo Swiss a significant land position in the Nelson Mining District, where Anglo Swiss discovered its first diatreme.  Anglo Swiss President, Len Danard stated, “We believe we have located a second diatreme approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area. This new development is a perfect complement to our existing gemstone properties in south-eastern British Columbia.”

Additional work is needed and warranted on this exciting discovery and a comprehensive exploration program is currently being designed  by W.G. Timmins, P.Eng & G. C. Macdonald, P.Geo. Both are qualified persons by NI43-101 definition, and are familiar with exploration for and experienced in discovery of diamond bearing kimberlite diatremes in the Northwest Territories.

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.
or Investor Relations at
Daimler Partners
Mr. Peter Holt

Internet       www.anglo-swiss.com
Email:         info@anglo-swiss.com

Telephone: 604-683-0484 Fax: 604-683-7497 Telephone 604-605-8522